

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 7, 2010

Ms. Connie Cook
Treasurer
Arabian American Development Company
P.O. Box 1636
Silsbee, TX 77656

>   **Re: Arabian American Development Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **Response letter dated March 22, 2010**
>   **File No. 1-33926**

Dear Ms. Cook:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2009

General

1.   Our comments with regard to the Form 10-K for the fiscal year ended December 31, 2009 are intended to apply to the Form 10-K for the fiscal year ended December 31, 2008, to the extent they are also relevant to such filing.

2.   Please refer to SEC Release No. 33-9089, Proxy Disclosure Enhancements, and provide us with a draft of enhanced disclosure that complies with the new rules. We may have further comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 31

3.   We reissue comment 7 from our letter dated November 30, 2009 in relevant part. Please disclose in this section your sources of liquidity, including a description of all material terms of the revolving loan agreement and the term loan agreement described in Note 10 to your financial statements. In addition, we note your disclosure at page 38 regarding payments due within three years that relate to contractual obligations. Please disclose your anticipated source of funds for such payments.

Directors and Executive Officers of the Registrant, page 46

4.   Please enhance your disclosure so that it includes all of the information required by Item 401 of Regulation S-K. For example, in many of the biographical sketches, information is missing as to specific titles held, specific names of organizations, and exact periods during which the titles were held.

Executive Compensation, page 48

5.   Please enhance your disclosure so that it includes all of the information required by Item 402 of Regulation S-K. For example:

- You state on page 51 that "In 2009 the Company's executives received no award based upon 2008 performance." However, there are awards shown in the "Bonus" column of the Summary Compensation Table. Please explain.

- Discuss in your Compensation Discussion and Analysis the grant of the option for 200,000 shares to Mr. El Khalidi, which is stated in the 2009 Grants of Plan-Based Awards table to have occurred on July 2, 2009. Explain the rationale for this grant.

- We note your statement on page 50 that "The Company includes an annual cash bonus as part of its compensation program because it believes this element of compensation helps to motivate management to achieve key individual and operational objectives by rewarding the achievement of these objectives [emphasis added]." Similarly, on page 52, you state that there is "a significant portion of total compensation reflecting a risk aspect tied to long-term and short-term financial and strategic goals [emphasis added]." However, your discussion of "Performance Metrics" on page 52 appears to indicate that the process of determining awards is "subjective" and done after the fact, without pre-established performance metrics. Please explain. Also, your discussion of "Performance Metrics" is limited to the year 2009; accordingly, please add an explanation of the "long-term … financial and strategic goals."

Summary Compensation Table, page 53

6.   You state at page 51 that for 2009 performance, $130,000 in cash and 65,000 in options were awarded and will be paid in the first quarter of 2010. Please advise why the cash portion of the award is not reflected in the Summary Compensation Table with respect to bonus payments earned in 2009. See Item 402(c)(2)(iv) of Regulation S-K.

Review, Approval or Ratification of Transactions with Management and Others, page 60

7.   Please disclose the standards to be applied by your board when determining whether to approve or ratify related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Financial Statements

Note 8 – Investment in AMAK, page F-21

8.   We note your response to prior comment 9 in our letter dated February 23, 2010. Please provide to us your detailed impairment analysis of the assets contributed to AMAK prepared in accordance with ASC 360.10.35-21(f) (SFAS 144, paragraph 8(f)) at the time of the contribution. Your analysis should include the assumptions incorporated by you about the use of the assets and information regarding all other available evidence used by you in the analysis. Please discuss how your assumptions were determined and how they were consistent with those assumptions used by you to negotiate your joint venture arrangement. If a range was estimated for possible future cash flows, tell us how you considered the likelihood of various possible outcomes. We expect that your estimates included cash flows associated with future expenditures necessary to develop the properties, including any interest payments that would be capitalized.

We note that depending upon the resolution of the next comment, we would expect you to evaluate impairment in your investment on a regular basis in accordance with the guidance of ASC 325.20.35-2 or 323.10.35-31 and 32 (APB 18, paragraphs 6(a) or 6(b) and 19(h)), as appropriate, ASC 970.323.35-12 (SOP 78-9, p. 20), and related accounting literature.

9.   We note your responses to prior comments 10 and 11 in our letter dated February 23, 2010. Please provide to us a more detailed analysis of how you applied the provisions of ASC 323.10.05 and ASC 323.10.15 (APB 18, paragraphs 16 and 17) when you determined that you should not record your share of AMAK's losses for the period of December 31, 2008 through August 2009, and that you should discontinue using the equity method of accounting beginning in August 2009. We note that your 41% interest in AMAK results in a presumption that you have the ability to exercise significant influence over AMAK. In this regard, please discuss with greater detail how you considered the guidance provided at ASC 323.10.15 (FIN 35), including the examples presented in paragraph ASC 323.10.15-10 (FIN 35, paragraph 4). Tell us the efforts you have made to obtain financial information from AMAK and what access you have or could obtain to AMAK's books and records as a result of your 41% ownership and four members on AMAK's Board of Directors.

We note that if access is available to you and equity method accounting is appropriate, you would be expected to have audited financial statements prepared for AMAK's operations in accordance with US GAAP upon which to base your equity method accounting, whether for the period from formation of AMAK through August 2009 or for all periods, even if this requires doing so at your own cost. Equity method accounting would also necessitate disclosures in accordance Regulation S-X, Rules 3-09 and 4-08(g). Please provide support for your assertion that AMAK meets the definition of a foreign business.

We also note that if cost method accounting was appropriately applied, it would be inappropriate to include mineral reserve and related disclosures regarding AMAK's assets and operations in your Form 10-K, given your lack of significant influence over those assets and operations. In addition, if cost method accounting was appropriately applied, disclosures should be provided addressing why the company is not able to exert significant influence over AMAK's operations and how, and the expected period over which, the company will be able to recover its investment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director